FILE No.
82-4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

04036334

August 16, 2004

RECEIVED
2004 AUG 18 A 11: 32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Business Results for the First Three Months of the Fiscal Year ending March 31, 2005

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

Ito & Mitomi

Enclosure

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-76262 v20

FILE No.
82-4990

(Summary English Translation)

Consolidated Business Results
for the First Three Months of the Fiscal Year ending March 31, 2005

August 5, 2004

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp/)

Representative: Mutsutake Otsuka
President and CEO

Contact Person: Mitsuo Higashi
Director of Public Relations Department

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Head Office: Tokyo

Tel.: (03)5334-1300

1. Matters concerning Preparation of the Consolidated Quarterly Financial Information

(1) Application of simplified accounting methods: None

(2) Difference in the accounting methods from those used in the most recent fiscal year (consolidated): None

(3) Changes in scope of consolidation and application of equity method (changes from March 31, 2004)

Newly consolidated: 1
Excluded from consolidation: 5

2. Consolidated Business Results (April 1, 2004 through June 30, 2004)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Three months ended June 30, 2004	¥615,404 million (0.7%)	¥100,644 million (15.4%)	¥64,188 million (29.1%)	¥39,899 million (81.7%)
Three months ended June 30, 2003	¥610,893 million (—)	¥87,220 million (—)	¥49,702 million (—)	¥21,964 million (—)
(Reference) Year ended March 31, 2004	¥2,542,297 million	¥351,419 million	¥225,365 million	¥119,866 million

	Earnings per Share	Earnings per Share (fully diluted)
Three months ended June 30, 2004	¥9,976.89	–
Three months ended June 30, 2003	¥5,492.26	–
(Reference) Year ended March 31, 2004	¥29,928.14	–

(Note) Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/decrease compared to the same period for the prior year.

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
At June 30, 2004	¥6,734,662 million	¥1,126,310 million	16.7%	¥281,631.54
At June 30, 2003	¥6,728,072 million	¥992,017 million	14.7%	¥248,051.81
(Reference) At March 31, 2004	¥6,781,692 million	¥1,100,175 million	16.2%	¥275,052.28

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Period/Year
Three months ended June 30, 2004	¥59,949 million	¥(125,493) million	¥84,959 million	¥102,373 million
Three months ended June 30, 2003	¥26,282 million	¥(106,916) million	¥49,173 million	¥95,107 million
(Reference) Year ended March 31, 2004	¥387,060 million	¥(234,591) million	¥(196,192) million	¥82,935 million

3. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Operating Revenues	Ordinary Income	Net Income	Earnings per Share
Six months ending September 30, 2004	¥1,268,000 million	¥127,000 million	¥72,000 million	¥18,003.44
Year ending March 31, 2005	¥2,561,000 million	¥234,000 million	¥126,000 million	¥31,506.03

Above forecast is based on the premises which the Company presently considers reasonable. Actual business results may differ due to various factors.